SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 5)

Under the Securities Exchange Act of 1934

PSi Technologies Holdings, Inc.

(Name of Issuer)

Common Shares, par value 1 2/3 Philippine Pesos per share

(Title of Class of Securities)

74438Q 10 9

(CUSIP Number)

c/o Merrill Lynch Global Emerging Markets Partners, L.P.

4 World Financial Center

North Tower

New York, NY 10080

Telephone: (212) 449-1000

With a copy to:

Frank J. Marinaro, Esq.

Merrill Lynch & Co., Inc.

4 World Financial Center

North Tower

New York, NY 10080

Telephone: (212) 449-1000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

July 3, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-l(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Note).

SCHEDULE 13D/A

CUSIP No. 74438Q 10 9

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Merrill Lynch Global Emerging Markets Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not Applicable	(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER Not Applicable
8 SHARED VOTING POWER 22,640,914*
9 SOLE DISPOSITIVE POWER Not Applicable
10 SHARED DISPOSITIVE POWER 22,640,914*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,640,914*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.6%*
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D/A

CUSIP No. 74438Q 10 9

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Merrill Lynch Global Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not Applicable	(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER Not Applicable
8 SHARED VOTING POWER 22,640,914*
9 SOLE DISPOSITIVE POWER Not Applicable
10 SHARED DISPOSITIVE POWER 22,640,914*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,640,914*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.6%*
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D/A

CUSIP No. 74438Q 10 9

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Merrill Lynch Global Partners, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not Applicable	(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER Not Applicable
8 SHARED VOTING POWER 22,640,914*
9 SOLE DISPOSITIVE POWER Not Applicable
10 SHARED DISPOSITIVE POWER 22,640,914*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,640,914*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.6%*
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D/A

CUSIP No. 74438Q 10 9

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ML IBK Positions, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not Applicable	(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER Not Applicable
8 SHARED VOTING POWER 22,640,914*
9 SOLE DISPOSITIVE POWER Not Applicable
10 SHARED DISPOSITIVE POWER 22,640,914*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,640,914*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.6%*
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D/A

CUSIP No. 74438Q 10 9

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Merrill Lynch Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not Applicable	(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER Not Applicable
8 SHARED VOTING POWER 22,640,914*
9 SOLE DISPOSITIVE POWER Not Applicable
10 SHARED DISPOSITIVE POWER 22,640,914*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,640,914*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.6%*
14	TYPE OF REPORTING PERSON HC, CO

SCHEDULE 13D/A

CUSIP No. 74438Q 10 9

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Merrill Lynch & Co., Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not Applicable	(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER Not Applicable
8 SHARED VOTING POWER 22,640,914*
9 SOLE DISPOSITIVE POWER Not Applicable
10 SHARED DISPOSITIVE POWER 22,640,914*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,640,914*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.6%*
14	TYPE OF REPORTING PERSON HC, CO

SCHEDULE 13D/A

CUSIP No. 74438Q 10 9

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Merrill Lynch Global Emerging Markets Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not Applicable	(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER Not Applicable
8 SHARED VOTING POWER 15,499,290*
9 SOLE DISPOSITIVE POWER Not Applicable
10 SHARED DISPOSITIVE POWER 15,499,290*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,499,290*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.8%*
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D/A

CUSIP No. 74438Q 10 9

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Merrill Lynch Global Emerging Markets Partners II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not Applicable	(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER Not Applicable
8 SHARED VOTING POWER 15,499,290*
9 SOLE DISPOSITIVE POWER Not Applicable
10 SHARED DISPOSITIVE POWER 15,499,290*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,499,290*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.8%*
14	TYPE OF REPORTING PERSON OO

* Includes 15,499,290 shares of common stock of the issuer issuable pursuant to the terms of the Note (as defined below) and the 2003 Note (as defined below), representing 53.8% of the currently outstanding common stock of the Issuer and assuming the issuance of such 15,499,290 shares of common stock.

This Amendment No. 5 to Schedule 13D (this “Fifth Amendment”) amends and supplements the Schedule 13D (the “Schedule 13D”), Amendment No. 1 to the Schedule 13D (the “First Amendment”), Amendment No. 2 to the Schedule 13D (the “Second Amendment”), Amendment No. 3 to the Schedule 13D (the “Third Amendment”) and Amendment No. 4 to the Schedule 13D (the “Fourth Amendment”) filed by the parties with the Securities and Exchange Commission on June 7, 2001, June 16, 2003, July 11, 2003, June 3, 2005 and January 5, 2007, respectively. Except as specifically amended below, all other provisions of the Schedule 13D, the First Amendment, the Second Amendment, the Third Amendment and the Fourth Amendment remain in effect.

Item 2.	Identity and Background.

The following paragraphs amend and supplement Item 2:

This Fifth Amendment is being filed jointly by the parties to the Schedule 13D, the First Amendment, the Second Amendment, the Third Amendment and the Fourth Amendment.

Appendix B is amended to include the following information with respect to the executive officers and directors of the parties jointly filing the Schedule 13D:

(a)	name;
(b)	business address (or residence where indicated);
(c)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and
(d)	citizenship.

Except as described below, during the last five years, none of the Reporting Persons, nor, to the knowledge of each of the Reporting Persons, any of the persons listed on Appendix A or B hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

As part of a settlement relating to managing auctions for auction rate securities, the Securities and Exchange Commission (the “Commission”) accepted the offers of settlement of 15 broker-dealer firms, including Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), and issued a settlement order on May 31, 2006. The Commission found, and MLPF&S neither admitted nor denied, that respondents (including MLPF&S) violated section 17(a)(2) of the Securities Act of 1933 by managing auctions for auction rate securities in ways that were not adequately disclosed or that did not conform to disclosed procedures. MLPF&S consented to a cease and desist order, a censure, a civil money penalty, and compliance with certain undertakings.

On March 13, 2006, MLPF&S entered into a settlement with the Commission whereby the Commission alleged, and MLPF&S neither admitted nor denied, that MLPF&S failed to furnish promptly to representatives of the Commission electronic mail communications (“e-mails”) as required under Section 17(a) of the Exchange Act and Rule 17a-4(j) thereunder. The Commission also alleged, and MLPF&S neither admitted nor denied, that Merrill Lynch failed to retain certain e-mails related to its business as such in violation of Section 17(a) of the Exchange Act and Rule 17a-4(b)(4) thereunder. Pursuant to the terms of the settlement, MLPF&S consented to a cease and desist order, a censure, a civil money penalty of $2,500,000, and compliance with certain undertakings relating to the retention of e-mails and the prompt production of e-mails to the Commission.

In March 2005, Merrill Lynch & Co., Inc. and certain of its affiliates (Merrill Lynch & Co., Inc. and its affiliates collectively, “Merrill Lynch”) reached agreements with the State of New Jersey and the New York Stock Exchange (the “NYSE”) and reached an agreement in principle with the State of Connecticut pursuant to which Merrill Lynch, without admitting or denying the allegations, consented to a settlement that included findings that it failed to maintain certain books and records and to reasonably supervise a team of former financial analysts (“FAs”) who facilitated improper market timing by a hedge fund client. Merrill Lynch terminated the FAs in October 2003, brought the matter to the attention of regulators, and cooperated fully in the regulators’ review. The settlement will result in aggregate payments of $13.5 million.

In March 2005, Merrill Lynch reached an agreement in principle with the NYSE pursuant to which Merrill Lynch, without admitting or denying the allegations, later consented to a settlement that included findings with regard to certain matters relating to the failure to deliver prospectuses for certain auction rate preferred shares and open-end mutual funds; the failure to deliver product descriptions with regard to certain exchange-traded funds; the failure to ensure that proper registration qualifications were obtained for certain personnel; issues with regard to the retention, retrieval and review of e-mails; isolated lapses in branch office supervision; late reporting of certain events such as customer complaints and arbitrations; the failure to report certain complaints in quarterly reports to the NYSE due to a systems error; and partial non-compliance with Continuing Education requirements. The settlement resulted in a payment of $10 million to the NYSE.

On November 3, 2004, a jury in Houston, Texas convicted four former Merrill Lynch employees of criminal misconduct in connection with a Nigerian barge transaction that the government alleged helped Enron inflate its 1999 earnings by $12 million. The jury also found that the transaction led to investor losses of $13.7 million. Those convictions were reversed by a federal appellate court on August 1, 2006, except for one conviction against one employee based on perjury and obstruction of justice. The government has appealed the reversals. In 2003, Merrill Lynch agreed to pay $80 million to settle Commission charges that it aided and abetted Enron’s fraud by engaging in two improper year-end transactions in 1999, including the Nigerian barge transaction. The $80 million paid in connection with the settlement with the Commission will be made available to settle investor claims. In September 2003, the United States Department of Justice agreed not to prosecute Merrill Lynch for crimes that may have been committed by its former employees related to certain transactions with Enron, subject to certain understandings, including Merrill Lynch’s continued cooperation with the Department, its acceptance of responsibility for conduct of its former employees, and its agreement to adopt and implement new policies and procedures related to the integrity of client and counter-party financial statements, complex structured finance transactions and year-end transactions.

On or about June 27, 2003, the Attorney General for the State of West Virginia brought an action against the defendants that participated in the April 28, 2003, settlement described below. The action, filed in the West Virginia State Court, alleged that the defendants’ research practices violated the West Virginia Consumer Credit and Protection Act. On September 16, 2005, the Circuit Court of Marshall County, West Virginia, dismissed the case, following an earlier decision by the West Virginia Supreme Court holding that the West Virginia Attorney General lacked authority to bring the claims. On April 28, 2003, the Commission, NYSE, National Association of Securities Dealers, and state securities regulators announced that the settlements-in-principle that the regulators had disclosed on December 20, 2002, had been reduced to final settlements with regard to ten securities firms, including Merrill Lynch. On October 31, 2003, the United States District Court for the Southern District of New York entered final judgments in connection with the April 28, 2003 research settlements. The final settlements pertaining to Merrill Lynch, which involved both monetary and non-monetary relief, brought to a conclusion the regulatory actions against Merrill Lynch related to its research practices. Merrill Lynch entered into these settlements without admitting or denying the allegations and findings by the regulators, and the settlements did not establish wrongdoing or liability for purposes of any other proceedings.

For further information, reference is made to the Form ADV of Merrill Lynch on file with, and publicly available on the website of, the Commission.

Item 5.	Interest in Securities of the Issuer.

The following paragraphs amend and supplement Item 5:

On June 2, 2005, Merrill Lynch Global Emerging Markets Partners LLC (“MLGEMP LLC”) purchased from PSi Technologies, Inc. (“PSi Technologies”) a $7.0 million aggregate principal amount 10.00% Exchangeable Senior Subordinated Note (the “Note”) for cash consideration of $7.0 million. Pursuant to the terms of the Note, PSi Technologies Holdings, Inc. (the “Issuer”) may elect to pay any of the accrued interest by adding it to the principal amount of the Note, as the Issuer did on December 31, 2005, June 30, 2006, December 31, 2006, and June 30, 2007. As a result of the addition of approximately $1,577,085 in the aggregate of interest to the principal amount of the Note since its issuance, as of June 30, 2007, the Note may be exchanged for approximately 10,721,356 shares of common stock of the Issuer.

PSi Technologies issued to MLGEMP LLC a $4.0 million aggregate principal amount 10% Senior Subordinated Note issued by PSi Technologies to MLGEMP LLC on July 3, 2003 (the “2003 Note”). Pursuant to the terms of the Note, the Issuer may elect to pay any of the accrued interest by adding it to the principal amount of the 2003 Note, as the Issuer did on on June 30, 2005, December 31, 2005, June 30, 2006, December 31, 2006, and June 30, 2007. As a result of the addition of approximately $1,064,610 in the aggregate of interest to the principal amount of the 2003 Note since its issuance, as of June 30, 2007, the 2003 Note may be exchanged for approximately 4,777,934 shares of common stock of the Issuer.

Item 7.	Materials to be Filed as Exhibits

Exhibit	Description

99.1

Joint Filing Agreement dated as of July 3, 2007, among Merrill Lynch Global Emerging Markets Partners, LLC; Merrill Lynch Global Emerging Markets Partners II, LLC; Merrill Lynch Global Emerging Markets Partners, L.P.; Merrill Lynch & Co., Inc.; Merrill Lynch Group, Inc.; ML IBK Positions, Inc.; Merrill Lynch Global Partners, Inc. and Merrill Lynch Global Capital, L.L.C.

99.2	Power of Attorney by and on behalf of Merrill Lynch Group, Inc.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment is true, complete and correct.

Date: July 3,	2007

MERRILL LYNCH GLOBAL EMERGING MARKETS PARTNERS, LLC

By: Merrill Lynch Global Emerging
Partners, L.P.,
as its Managing Member

By: Merrill Lynch Global Capital L.L.C.,
as its General Partner

By: Merrill Lynch Global Partners, Inc.,
as its Managing Member

By: /s/ Douglas P. Madden
Name: Douglas P. Madden
Title: Assistant Secretary

MERRILL LYNCH GLOBAL EMERGING MARKETS PARTNERS II, LLC

By: Merrill Lynch Global Emerging
Partners, L.P.,
as its Managing Member

By: Merrill Lynch Global Capital L.L.C.,
as its General Partner

By: Merrill Lynch Global Partners, Inc.,
as its Managing Member

By: /s/ Douglas P. Madden
Name: Douglas P. Madden
Title: Assistant Secretary

MERRILL LYNCH GLOBAL EMERGING MARKETS PARTNERS, L.P.

By: Merrill Lynch Global Capital, L.L.C.
Its General Partner

By: Merrill Lynch Global Partners, Inc.
Its Managing Member

By: /s/ Douglas P. Madden
Name: Douglas P. Madden
Title: Assistant Secretary

MERRILL LYNCH & CO., INC.

By: /s/ Jonathan N, Santelli
Name: Jonathan N. Santelli
Title: Assistant Secretary

MERRILL LYNCH GROUP, INC.

By: /s/ Jonathan N. Santelli
Name: Jonathan N. Santelli
Title: Authorized Person*

ML IBK POSITIONS, INC.

By: /s/ Douglas P. Madden
Name: Douglas P. Madden
Title: Assistant Secretary

MERRILL LYNCH GLOBAL PARTNERS, INC.

By: /s/ Douglas P. Madden
Name: Douglas P. Madden
Title: Assistant Secretary

MERRILL LYNCH GLOBAL CAPITAL, L.L.C.

By: Merrill Lynch Global
Partners, Inc.
Its Managing Member

By: /s/ Douglas P. Madden
Name: Douglas P. Madden
Title: Assistant Secretary

* See the Power of Attorney attached hereto as Exhibit 99.2.

APPENDIX A

CORPORATIONS, LIMITED PARTNERSHIP

AND LIMITED LIABILITY COMPANIES

The names and principal businesses of the reporting persons are set forth below. Unless otherwise noted, the reporting persons have as the address of their principal business and office 4 World Financial Center, North Tower, New York, NY 10080.

NAME	PRINCIPAL BUSINESS
Merrill Lynch Global Emerging Markets Partners, L.P.	Investment partnership.
Merrill Lynch Global Capital, L.L.C.	Acts as general partner for an investment partnership.
Merrill Lynch Global Partners, Inc.	Acts as a manager of the affairs of the general partner in investment partnerships.
ML IBK Positions, Inc.	Holds proprietary investments for Merrill Lynch & Co., Inc.
Merrill Lynch Group, Inc.	Holding company.
Merrill Lynch & Co., Inc.	A holding company that, through its subsidiaries and affiliates, provides investment, financing, insurance and related services on a global basis.
Merrill Lynch Global Emerging Markets Partners, LLC	Investment Entity
Merrill Lynch Global Emerging Markets Partners II, LLC	Investment Entity

APPENDIX B

EXECUTIVE OFFICERS AND DIRECTORS

The names and principal occupations of each of the executive officers and directors of Merrill Lynch Global Partners, Inc., ML IBK Positions, Inc., Merrill Lynch Group, Inc. and Merrill Lynch & Co., Inc. are set forth below. Unless otherwise noted, all of these persons are United States citizens, and have as their business address 4 World Financial Center, New York, NY 10080.

MERRILL LYNCH GLOBAL EMERGING MARKETS PARTNERS, LLC

Merrill Lynch Global Emerging Markets Partners, L.P. is the managing member of Merrill Lynch Global Emerging Markets Partners, LLC. See Appendix A and the information set forth below with respect to Merrill Lynch Global Emerging Markets Partners, L.P.

MERRILL LYNCH GLOBAL EMERGING MARKETS PARTNERS II, LLC

Merrill Lynch Global Emerging Markets Partners, L.P. is the managing member of Merrill Lynch Global Emerging Markets Partners II, LLC. See Appendix A and the information set forth below with respect to Merrill Lynch Global Emerging Markets Partners, L.P.

MERRILL LYNCH GLOBAL EMERGING MARKETS PARTNERS, L.P.

Merrill Lynch Global Capital, L.L.C. is the general partner of Merrill Lynch Global Emerging Markets Partners, L.P. See Appendix A and the information set forth below with respect to Merrill Lynch Global Capital, L.L.C.

MERRILL LYNCH GLOBAL CAPITAL, L.L.C.

Merrill Lynch Global Partners, Inc. is the managing member of Merrill Lynch Global Capital, L.L.C. See Appendix A and the information set forth below with respect to Merrill Lynch Global Partners, Inc.

MERRILL LYNCH GLOBAL PARTNERS, INC.

EXECUTIVE OFFICERS AND DIRECTORS	PRESENT PRINCIPAL OCCUPATION
Nathan C. Thorne Director, President	President, Global Private Equity
George A. Bitar Director, Managing Director	Managing Director, Global Private Equity
Jerome P. Kenney Director	Vice Chairman, Executive Corporate Client Coverage Group

Guido Padovano Director, Managing Director Citizenship: Italy	Managing Director, Global Private Equity
Mandakini Puri Director, Managing Director	Managing Director, Global Private Equity
Brian A. Renaud Director, Managing Director	Managing Director, Global Private Equity
ML IBK POSITIONS, INC.
EXECUTIVE OFFICERS AND DIRECTORS	PRESENT PRINCIPAL OCCUPATION
Gary M. Carlin President	Managing Director, Corporate Finance
Nathan C. Thorne Director, Vice President	Managing Director, Global Private Equity
George A. Bitar Director, Vice President	Managing Director, Global Private Equity
John D. Fallon Director	Director, Global Asset Backed Finance
Martin J. McInerney Director, Vice President	Director, Global Principal Investments
Mandakini Puri Director, Vice President	Managing Director, Global Private Equity
Steven M. Glassman Director, Vice President	Managing Director, Global High Yield and Real Estate Finance
MERRILL LYNCH GROUP, INC.
EXECUTIVE OFFICERS AND DIRECTORS	PRESENT PRINCIPAL OCCUPATION
Richard B. Alsop Director and Vice President	Senior Vice President, Corporate Law
Marlene B. Debel Director	Managing Director, Global Treasury
D. Kevin Dolan Director, Chairman of the Board Kathleen Skero Director, President	Senior Vice President, Corporate Tax Managing Director, Global Finance

MERRILL LYNCH & CO., INC.
EXECUTIVE OFFICERS AND DIRECTORS	PRESENT PRINCIPAL OCCUPATION
Rosemary T. Berkery Executive Officer	Executive Vice President; General Counsel
Carol T. Christ Director	President, Smith College c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, NY 10038
Armando M. Codina Director	President and Chief Executive Officer of Flagler Development Group c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, NY 10038
Virgis W. Colbert Director	Corporate Director c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, NY 10038
Alberto Cribiore Director	Managing Partner, Brera Capital Partners c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, NY 10038
Jeffrey N. Edwards Executive Officer	Senior Vice President, Chief Financial Officer
Ahmass L. Fakahany Executive Officer	co-President; co-Chief Operating Officer
John D. Finnegan Director	Chairman of the Board of The Chubb Corporation c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, NY 10038
Gregory J. Fleming Executive Officer	co-President; co-Chief Operating Officer
Judith Mayhew Jonas Director Robert J. McCann Executive Officer	Corporate Director c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, NY 10038 Executive Vice President; President, Vice Chairman, Global Private Client

E. Stanley O’Neal Director and Executive Officer	Chairman of the Board and Chief Executive Officer
Aulana L. Peters Director	Corporate Director c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, NY 10038
Joseph W. Prueher Director	Corporate Director, Consulting Professor to the Stanford-Harvard Preventive Defense Project c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, NY 10038
Ann N. Reese Director	Co-Founder and Co-Executive Director of the Center for Adoption Policy c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, NY 10038
Charles O. Rossotti Director	Senior Advisor to The Carlyle Group c/o Corporate Secretary’s Office 222 Broadway, 17th Fl. New York, NY 10038
Christopher B. Hayward Executive Officer	Managing Director, Finance Director